Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08001223

28 February 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

3/13

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2007

(ABN 45 066 383 971)

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2007 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2006 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2007 (Six Months)

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '06 (6 months)	Amount (6 months) $'000
Revenue	Up 117%	12,578
Profit after tax attributable to members	N/A	5,082
Net profit attributable to members	N/A	5,082

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Increased revenues can be attributed to revenue of $8.45M from commencement of production at Oyong in the Sampang PSC, Indonesia

(ii) Net Profit
The net profit was primarily as a result of the commencement of production at Oyong in the Sampang PSC, Indonesia. In the previous corresponding period, the Company reported a significant writedown in its Sampang PSC Indonesia interest of $28.983M.

	31/12/2007	31/12/2006
Net Tangible Assets Per Security	9 cents	3 cents

CUE ENERGY RESOURCES LIMITED
ABN: 45 066 383 971

HALF-YEAR FINANCIAL REPORT
AND DIRECTORS' REPORT

31 December 2007

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie
L Musca
EG Albers

ADMINISTRATION OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

Phone: (03) 9670 8668
Fax: (03) 9670 8661
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia

GPO Box 2975
Melbourne Vic 3001
Australia

Tel: 1300 850 505 (within Australia)
or 61 3 9415 4000 (outside Australia)
Fax: 61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AUDITORS:

PKF
Level 14, 140 William Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Ltd
Level 3, 530 Collins Street
MELBOURNE VIC 3000

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of the economic entity for the half-year ended 31 December 2007.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
EG Albers
L Taylor (appointed 3 July 2007, resigned 6 August 2007)

PROFIT

The consolidated profit after tax of the economic entity for the half-year ended 31 December 2007 amounted to $5.08 million (2006: loss $27.4 million).

The consolidated profit was driven by the commencement of oil production at the Oyong field in the Sampang PSC, Indonesia.

DIVIDENDS

No dividends were paid or declared during the half year.

REVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the half year was 39,792 barrels.

The average production rate for the year ended 31 December 2007 was approximately 5970 barrels of oil per day (Cue's share approximately 200 barrels of oil per day). Cue did not have any hedging arrangements in place during the half year.

A 73km infill 2D seismic survey was acquired over the Kimu gas field, and drill site preparation was largely completed for the Cobra -1 well which spudded on 25 January 2008.

Indonesia

Oil production from the Oyong field began at the end of September 2007 and at the end of the current half year, the oil production rate had stabilised at around 8500 barrels of oil per day. Cue received 79,746 barrels of oil in the half year giving revenue of approximately A$8.4 million.

Tendering for Oyong phase 2 gas development was undertaken.

A 360km infill seismic grid was acquired over the Wortel gas discovery and nearby leads.

New Zealand

Construction of the well head platform for the Maari oil field continued in Lumut, Malaysia, as did modification of the FPSO in the Jurong shipyard in Singapore.

Australia

Farmouts were achieved in T/38P in the Bass Basin, Tasmania to Beach Petroleum Limited and in WA-359-P, 360-P and 361-P in the Carnarvon Basin, Western Australia to MEO Australia Limited.

Evaluation of the existing technical data continued in WA-389-P.

An application was made for exploration area W07-16 in the Carnarvon Basin. An award of the area has not yet been made.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in class order 98/0100 issued by the Australian Securities and Investments Commission relating to "rounding of amounts" in the Director's Report. Amounts in the Director's Report and the Half Yearly Financial Report have been rounded off in accordance with that class order to the nearest thousand dollars, or in certain cases, to the nearest dollar where appropriate.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 7.

Signed in accordance with a resolution of Directors.

RG Tweedie
Director

Dated at Melbourne this 26th day of February 2008.

PKF
Chartered Accountants
& Business Advisers

26 February 2008

Board of Directors
Cue Energy Resources Ltd
Level 21
114 William Street
MELBOURNE VIC 3000

Dear Directors

INDEPENDENCE DECLARATION

As lead engagement partner for the review of Cue Energy Resources Limited for the half-year ended 31 December 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants

D Garvey
Partner

Tel. +61 3 9603 1700 Fax: +61 3 9602 3870 www.pkf.com.au
PKF ABN 83 236 985 726
Level 14, 140 William Street Melbourne Victoria 3000 Australia
GPO Box 5099 Melbourne Victoria 3001

CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 December 2007

	Note	31/12/2007 $'000	31/12/2006 $'000
Revenue	2	12,578	5,785
Expenses	3	(6,448)	(32,287)
Profit/(Loss) before income tax expense		6,130	(26,502)
Income tax expense	4	(1,048)	(935)
Net Profit/(Loss) attributable to members of the parent		**5,082**	**(27,437)**
Basic earnings profit/(loss) per share (cents per share)		0.81	(4.37)
Diluted earnings profit/(loss) per share (cents per share)		0.81	(4.37)

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED BALANCE SHEET
AS AT 31 December 2007

	Note	31/12/2007 $'000	30/06/2007 $'000
CURRENT ASSETS			
Cash and cash equivalents		9,075	9,104
Trade and other receivables		5,953	934
TOTAL CURRENT ASSETS		15,028	10,038
NON-CURRENT ASSETS			
Property, plant & equipment		129	136
Other financial assets		269	269
Exploration and evaluation expenditure		23,532	19,762
Production properties		52,986	48,119
TOTAL NON-CURRENT ASSETS		76,916	68,286
TOTAL ASSETS		91,944	78,324
CURRENT LIABILITIES			
Trade and other payables		3,426	935
Tax liabilities		542	1,069
Employee provisions		120	280
TOTAL CURRENT LIABILITIES		4,088	2,284
NON-CURRENT LIABILITIES			
Interest bearing liabilities		6,638	-
Employee provisions		153	25
Deferred tax liabilities		10	42
Abandonment provision		801	801
TOTAL NON-CURRENT LIABILITIES		7,602	868
TOTAL LIABILITIES		11,690	3,152
NET ASSETS		80,254	75,172
EQUITY			
Issued capital		141,800	141,800
Reserves		73	73
Accumulated losses		(61,619)	(66,701)
TOTAL EQUITY		80,254	75,172

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 December 2007

	31/12/2007 $'000	31/12/2006 $'000
TOTAL EQUITY AT THE BEGINNING OF THE HALF YEAR	75,172	102,772
Net Profit/(Loss) for the half year	5,082	(27,437)
Total recognised income and expense for the period	**5,082**	**(27,437)**
Attributable to:		
Members of the parent	5,082	(27,437)
(Decrease)/Increase in:		
Asset Revaluation Reserve from:		
- realised gain on available-for-sale investments	-	(316)
Total changes in equity other than those resulting from transactions with equity holders as equity holders	**5,082**	**(27,753)**
TOTAL EQUITY AT THE END OF THE HALF-YEAR	**80,254**	**75,019**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 December 2007

	31/12/2007 $'000	31/12/2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from production	7,377	3,893
Interest received	217	530
Payments to suppliers and employees	(2,783)	(1,814)
Income taxes paid	(1,608)	(1,430)
Net cash provided by operating activities	3,203	1,179
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration and evaluation expenditure	(2,116)	(14,970)
Payment for production properties	(7,118)	(922)
Proceeds from sale of equity investments	-	771
Purchase of property, plant & equipment	(18)	(20)
Net cash (used in) investing activities	(9,252)	(15,141)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from interest bearing liabilities	6,192	-
Net cash provided by financing activities	6,192	-
Net increase (decrease) in cash assets	143	(13,962)
Cash and cash equivalents at the beginning of the half-year	9,104	29,903
Exchange rate adjustments	(172)	(767)
Cash and cash equivalents at the end of the half-year	9,075	15,174

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation of Half-Year Financial Report

The financial statements are a general purpose interim financial report which has been drawn up in accordance with Accounting Standard AASB 134 Interim Financial Reporting, Australian Accounting Interpretations adopted by Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

This half-year financial report does not include all the notes of the type usually included in an annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report. The same accounting policies have been followed as those applied in the financial report for the year ended 30 June 2007. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

	31/12/2007 $'000	31/12/2006 $'000
NOTE 2 REVENUE		
Operating Activities		
Production Sales	12,374	4,478
Non-Operating Activities		
Interest	204	548
Profit on Sale of Investments	-	759
	204	1,307
Total revenues	12,578	5,785

NOTE 3 EXPENSES

	31/12/2007 $'000	31/12/2006 $'000
Operating Expenses		
Net Foreign Exchange Loss	102	767
Depreciation	24	18
Employee Expenses	399	541
Production Costs	2,196	786
Administration Expenses	327	246
Amortisation Production Properties	3,381	808
Exploration and Evaluation Costs Written Off	19	29,121
Total expenses	6,448	32,287

NOTE 4 INCOME TAX EXPENSE

	31/12/2007 $'000	31/12/2006 $'000
Profit/(loss) before income tax expense	6,130	(26,502)
Income tax (benefit) expense at 30%	1,839	(7,951)
Tax effect of:		
- Tax on foreign income due to different tax rate	419	374
- Allowable mining deductions	(108)	(82)
- Losses carried forward	(995)	8,701
- Share issue costs claimed	(107)	(107)
	1,048	935

NOTE 5 SEGMENT INFORMATION

2007 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	3,927	204	-	8,447	12,578
Unallocated revenue	-	-	-	-	-
Consolidated	3,927	204	-	8,447	12,578
Earnings:					
Consolidated profit/(loss) before income tax expense	2,339	(568)	(98)	4,457	6,130
Segment result after tax	1,291	(568)	(98)	4,457	5,08[illegible]

2006 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	4,478	1,307	-	-	5,785
Unallocated revenue	-	-	-	-	-
Consolidated	4,478	1,307	-	-	5,785
Earnings:					
Consolidated profit/(loss) before income tax expense	2,884	(403)	-	(28,983)	(26,502)
Segment result after tax	1,949	(403)	-	(28,983)	(27,437)

The Company operated predominantly in one industry, exploration and production of hydrocarbons.

NOTE 6 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year the Company, on 25 January 2008, commenced drilling the Cobra -1 exploration well in PNG. Corbra -1 is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

Apart from this drilling, the Directors are not aware of any matters or circumstances which have arisen since the end of the financial year, not otherwise dealt with in this Report or Group Financial Statements, which may significantly effect the operations of the entity, the results of those operations or state of affairs of the Company or Group.

NOTE 7 CONTINGENT ASSETS/LIABILITIES

There are no reportable contingent assets or liabilities at the period end and no changes since 30 June 2007.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

   (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.



Richard Tweedie
Director

Dated at Melbourne this 26th day of February 2008

Chartered Accountants
& Business Advisers

INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

We have reviewed the accompanying half-year financial report of Cue Energy Resources Limited ('Cue Energy'), which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement or description of accounting policies, other selected explanatory notes and the Directors' declaration of the consolidated entity comprising Cue Energy and the entities it controlled at 31 December 2007 or from time to time during the half-year ended on that date.

Directors' Responsibility for the Half-Year Financial Report

The Directors of Cue Energy are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001* This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Cue Energy's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the *Corporations Regulations 2001*. As the auditor of Cue Energy, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cue Energy Resources Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and *Corporations Regulations 2001*

PKF
Chartered Accountants

D Garvey
Partner

26 February 2008
Melbourne

Tel: +61 3 9603 1700 Fax: +61 3 9602 3870 www.pkf.com.au
PKF ABN 83 236 985 726
Level 14, 140 William Street Melbourne Victoria 3000 Australia
GPO Box 5099 Melbourne Victoria 3001

END